SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to

Commission file number: 000-22433

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRIGHAM, INC. 401(k) PLAN

B:    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRIGHAM EXPLORATION COMPANY
6300 Bridgepoint Parkway
Building Two, Suite 500
Austin, Texas 78730

BRIGHAM, INC. 401(k) PLAN

2005 FORM 11-K

		Page

REQUIRED INFORMATION

ITEM 4.	Unaudited Financial Statements And Schedule Prepared in Accordance With ERISA

	Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	1

	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005	2

	Notes to the Financial Statements	3

	Supplemental schedule:
	Schedule H, Line 4(i) - Assets Held for Investment Purposes At December 31, 2005	6

SIGNATURE		7

BRIGHAM, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
(Unaudited)

	December 31,
	2005	2004

Assets

Cash and equivalents	$-	$17,260

Investments at fair value:
Janus Worldwide Fund	130,549	104,727
Janus Twenty Fund*	386,676	325,599
Dreyfus Appreciation*	296,581	272,044
Dreyfus S&P 500 Index Fund*	189,459	93,645
Pimco Total Return*	741,619	507,436
Schwab Institutional Money Market*	262,960	220,292
First Eagle SOGEN Overseas*	373,824	295,777
Hennessy Cornerstone Growth*	336,662	231,429
Jensen Portfolio	92,337	75,137
Old Mutual Brown Hanley Value	98,500	103,892
Royce Special Equity	107,330	86,876
Calamos Growth Fund Class A	157,768	62,368
Oakmark Select	119,072	69,442
Loans to participants	3,228	6,708
Common stock of Brigham Exploration Company*	400,761	313,281
.	3,697,326	2,768,653

Receivables:
Employer matching	180,844	89,320

Total Assets	3,878,170	2,875,233

Liabilities
Fees payable	-	2,538
Total liabilities	-	2,538

Net assets available for plan benefits	$3,878,170	$2,872,695

*	Investments greater than 5% of net assets available for plan benefits.

See accompanying notes to the financial statements

BRIGHAM, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended December 31, 2005

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value	$286,120
Interest	95
Total investment income	286,215

Contributions:
Participants	461,648
Employer Matching	294,327
Total contributions	755,975

Total additions	1,042,190

Deductions from net assets attributed to:
Benefits distributed to participants	26,645
Administrative and trustee fees	10,070
Other	-
Total deductions	36,715

Increase/(decrease) in net assets available for plan benefits	1,005,475

Net assets available for plan benefits at beginning of year	2,872,695

Net assets available for plan benefits at end of year	$3,878,170

See accompanying notes to the financial statements.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

General

The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service. Prior to August 1, 2001 employees could enroll in the Plan on the first day of January, April, July or October of each year.

The Company administers the Plan. The Company has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2005, this limit was $14,000. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2005, the Company made discretionary contributions of $294,327.

Interfund Transfers

Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

Vesting

Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

Benefit Payments

Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.

Participant Loans

The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

Administrative Expenses

The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.

2.	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”). The trustee holds and manages the funds and distributes cash to Plan participants.

The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

Valuation of Investments

Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan’s “Statement of Changes in Net Assets Available for Benefits”.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.	ERISA

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

BRIGHAM, INC. 401(k) PLAN
SCHEDULE H, LINE 4(i) - ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
(Unaudited)

Investments at December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Current Value

*	Brigham Exploration Company	Common stock	400,761

	Stock Liquidity Fund	Cash	0

	Calamos Growth	Stock mutual fund	157,768

	Dreyfus Appreciation	Stock mutual fund	296,581

	Dreyfus S&P 500 Index Fund	Stock mutual fund	189,459

	First Eagle SOGEN Overseas	Stock mutual fund	373,824

	Hennessy Cornerstone Growth	Stock mutual fund	336,662

	Janus Worldwide Fund	Stock mutual fund	130,549

	Janus Twenty Fund	Stock mutual fund	386,676

	Jensen Portfolio	Stock mutual fund	92,337

	Oakmark Select	Stock mutual fund	119,072

	Old Mutual Brown Hanley Value	Stock mutual fund	98,500

	Royce Special Equity	Stock mutual fund	107,330

	Pimco Total Return	Bond/fixed income mutual fund	741,619
		________________________
*	Schwab Institutional Money Market	Money market mutual fund	262,960

	Participant Loans	Due April, 30, 2004 through August 31, 2005 at 5.75% to 10.5%	3,228
*	Indicates party in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BRIGHAM, INC. 401(k) PLAN

Date: June 28, 2006	By:	/s/ Malcom O. Brown
Malcom O. Brown
Vice President & Controller